Exhibit 4.1

THE NEW YORK TIMES COMPANY

2020 INCENTIVE COMPENSATION PLAN

(Effective as of April 22, 2020)

1.	Purpose of the Plan

The purpose of this 2020 Incentive Compensation Plan (the “Plan”) is to advance the interests of the Company and its stockholders by providing a means (a) to attract, retain, and reward directors, officers, and other employees of the Company and its Subsidiaries, (b) to link compensation to measures of the Company’s performance in order to provide additional incentives, including stock-based incentives and cash-based incentives, to such persons for the creation of stockholder value, and (c) to enable such persons to acquire or increase a proprietary interest in the Company in order to promote a closer identity of interests between such persons and the Company’s stockholders. The Plan is intended to replace the Company’s 2010 Incentive Compensation Plan, as amended (the “2010 Plan”), provided that awards outstanding under the 2010 Plan as of the Effective Date shall remain outstanding in accordance with their terms.

2.	Definitions

Capitalized terms used in the Plan and not defined elsewhere in the Plan shall have the meaning set forth in this Section.

2.1.    “Award” means a Cash-Based Award or a Share-Based Award.

2.2.     “Beneficiary” means the person(s) or trust(s) entitled by will or the laws of descent and distribution to receive any rights with respect to an Award that survive such Participant’s death, provided that if at the time of a Participant’s death, the Participant had on file with the Committee a written designation of a person(s) or trust(s) to receive such rights, then such person(s) (if still living at the time of the Participant’s death) or trust(s) shall be the “Beneficiary” for purposes of the Plan.

2.3.    “Board” means the Board of Directors of the Company.

2.4.    “Cash-Based Award” means a compensatory award granted under the Plan pursuant to which a Participant receives, or has the opportunity to receive, cash, other than an award pursuant to which the amount of cash is determined by reference to the value of a specific number of Shares.

2.5.    “Cause” means, unless the Committee provides otherwise with respect to an Award, (i) willful and gross misconduct, (ii) conviction of, or plea of guilty or nolo contendere to, a misdemeanor involving moral turpitude or dishonesty or a felony, (iii) material breach of any non-competition, non-solicitation, or confidentiality agreement with the Company or any Subsidiary, (iv) willful failure to substantially perform the Participant’s duties (other than such failure resulting from the Participant’s Disability) that is not cured within 30 days after the Participant is provided notice of such failure, or (v) willful and material violation of the Company’s code of conduct or any analogous code of ethics or similar policy in effect from time to time.

2.6.    “Change in Control” means:

(a)    a “person” or “group” within the meaning of Section 13(d) of the Exchange Act (other than any descendant (or any spouse thereof) of Iphigene Ochs Sulzberger or any beneficiary or trustee (as the same may change from time to time) of a trust over 50% of the individual beneficiaries of which are descendants (or any spouses thereof) of Iphigene Ochs Sulzberger) shall have obtained the right or ability by voting power, contract or otherwise to elect or designate for election at least a majority of the Board; or

(b)    consummation of any share exchange, consolidation or merger of the Company pursuant to which the Common Stock will be converted into cash, securities or other property or any sale, lease or other transfer in one transaction or a series of transactions of the consolidated assets of the Company and its Subsidiaries substantially as an entirety to any “person” or “group” within the meaning of Section 13(d) of the Exchange Act, other than one of the Subsidiaries; provided, however, that any such share exchange, consolidation or merger will not be a Change in Control if holders of the Common Stock immediately prior to such transaction collectively own, directly or indirectly, more than 50% of all classes of common equity of the continuing or surviving corporation or transferee or the parent thereof immediately after such transaction in substantially the same proportion as such ownership immediately prior to such share exchange, consolidation or merger.

Notwithstanding anything to the contrary herein, solely for the purpose of determining the timing of payment or timing of distribution of any compensation or benefit that constitutes “non-qualified deferred compensation” within the meaning of Code Section 409A, a Change in Control shall not be deemed to occur under this Plan unless the events that have occurred would also constitute a “Change in the Ownership or Effective Control of a Corporation or in the Ownership of a Substantial Portion of the Assets of a Corporation” under Treasury Regulation Section 1.409A-3(i)(5), or any successor provision, and in the event such Change in Control does not constitute a “Change in the Ownership or Effective Control of a Corporation or in the Ownership of a Substantial Portion of the Assets of a Corporation” under Treasury Regulation Section 1.409A-3(i)(5), the timing of payment or timing of distribution of any compensation or benefit that constitutes “non-qualified deferred compensation” within the meaning of Code Section 409A will occur pursuant to the terms of the applicable Award without regard to the Change in Control. For the avoidance of doubt, the immediately preceding sentence will not apply for the purpose of determining the vesting of any Award upon a Change in Control.

2.7.    “Code” means the Internal Revenue Code of 1986, as amended, including regulations thereunder and successor provisions and regulations thereto.

2.8.    “Code Section 409A” means Section 409A of the Code, including regulations thereunder and successor provisions and regulations thereto.

2.9.    “Committee” means the Compensation Committee of the Board, or another committee appointed by the Board to administer the Plan or any part thereof, or the Board, where the Board is acting as the Committee or performing the functions of the Committee, as set forth in Section 3.

2.10.    “Common Stock” means the Class A and Class B Common Stock of the Company, or such other class or classes of capital stock of the Company that shall have the right to vote in the election of Board members.

2.11.    “Company” means The New York Times Company, a corporation organized under the laws of the State of New York.

2.12.    “Disability” means, unless the Committee provides otherwise with respect to an Award, a Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months.

2.13.    “Dividend-Equivalent Right” means the right to receive an amount, calculated with respect to a Share-Based Award, which is determined by multiplying the number of Shares subject to the applicable Award by the per-Share cash dividend, or the per-Share Fair Market Value (as determined by the Committee) of any dividend in consideration other than cash, paid by the Company on Shares.

2.14.    “Effective Date” means the date the Plan is approved by the Company’s stockholders.

2.15.    “Exchange Act” means the Securities Exchange Act of 1934, as amended.

2.16.    “Fair Market Value” means, with respect to the Shares, the average of the highest and lowest sale price for the Shares as reported by the composite transaction reporting system for securities listed on the New York Stock Exchange (or such other national securities exchange on which the Shares may be listed at the time of determination, and if the Shares are listed on more than one exchange, then the one located in New York, or if the Shares are listed on the Nasdaq stock market, then on such exchange) on the date as of which such determination is being made or on the most recently preceding date on which there was such a sale.

2.17.    “Good Reason” means, unless the Committee provides otherwise with respect to an Award, any of the following actions by the Company: (a) a material reduction in the Participant’s base salary or base pay, as applicable or (b) relocation of the Participant’s primary office to a location more than 50 miles from the then current location; provided that, Good Reason shall not occur pursuant to (a) or (b) unless the Participant provides written notice to the Company of the existence of Good Reason within 90 days of the date of the initial existence of the Good Reason condition, the Company does not remedy the condition within 30 days of receipt of such written notice, and the Participant terminates employment within 30 days following the end of the 30 day cure period.

2.18.    “Non-Employee Director” means a member of the Board who is not employed by the Company or any Subsidiary.

2.19.    “Participant” means any employee or director who has been granted an Award under the Plan.

2.20.    “Qualified Member” means a member of the Committee who is a “non-employee director” of the Company as defined in Rule 16b-3(b)(3) under the Exchange Act.

2.21.    “Retirement” means (i) retirement from employment with the Company and its Subsidiaries at any time after the Participant reaches age 55 and attains five years of service, or (ii) as otherwise may be specified under the terms of a particular Award hereunder.

2.22.    “Share-Based Award” means a compensatory award granted under the Plan pursuant to which a Participant receives, or has the opportunity to receive, Shares, or receives, or has the opportunity to receive, cash, where the amount of cash is determined by reference to the value of a specific number of Shares. Share-Based Awards shall include, without limitation, stock options, stock appreciation rights, restricted stock, restricted stock units, performance stock, and performance stock units.

2.23.    “Shares” means shares of Class A Common Stock of the Company and such other securities as may be substituted or resubstituted for Shares pursuant to Section 7.

2.24.    “Subsidiary” means: (a) any entity in which the Company owns at least 50% of the equity interests; and (b) any entity that is, either directly or through one or more intermediaries, controlled by the Company, as determined by the Committee.

3.	Administration

3.1.     Committee. A Committee appointed by the Board, all of whom shall be Non-Employee Directors, shall administer the Plan. At any time that a member of the Committee is not a Qualified Member, any action relating to an Award granted or to be granted to a Participant who is then subject to Section 16 of the Exchange Act in respect of the Company may be taken either by the Board, a subcommittee of the Committee consisting of two or more Qualified Members or by the Committee but with each such member who is not a Qualified Member abstaining or recusing himself or herself from such action, provided that, upon such abstention or recusal, the Committee remains composed of two or more Qualified Members. Such action, authorized by such a subcommittee or by the Committee upon the abstention or recusal of such non-Qualified Member(s), shall be the action of the Committee for purposes of the Plan. The Committee shall serve at the pleasure of the Board and shall have such powers as the Board may from time to time confer upon it. Other provisions of the Plan notwithstanding, the Board may perform any function of the Committee under the Plan, and that authority specifically reserved to the Board under the terms of the Plan, the Company’s Certificate of Incorporation, By-Laws, or applicable law shall be exercised by the Board and not by the Committee. The Board shall serve as the Committee in respect of any Awards made to any Non-Employee Director.

3.2.     Powers and Duties of Committee. In addition to the powers and duties specified elsewhere in the Plan, the Committee shall have full authority and discretion to:

(a)    adopt, amend, suspend, and rescind such rules and regulations and appoint such agents as the Committee may deem necessary or advisable to administer the Plan;

(b)    correct any defect or supply any omission or reconcile any inconsistency in the Plan, construe and interpret the Plan, any Award, any rules and regulations hereunder, or other instrument hereunder, and correct any defect or inconsistency with the terms of the Plan with respect to any Award hereunder;

(c)    make determinations relating to eligibility for and entitlements in respect of Awards, and to make all factual findings related thereto; and

(d)    make all other decisions and determinations as may be required under the terms of the Plan or as the Committee may deem necessary or advisable for the administration of the Plan.

All determinations and decisions of the Committee shall be final and binding upon a Participant or any person claiming any rights under the Plan from or through any Participant, and the Participant or such other person may not further pursue his or her claim in any court of law or equity or other arbitral proceeding.

3.3.    Delegation by Committee. The Committee may delegate, on such terms and conditions as it determines in its sole and absolute discretion, to a sub-committee or to one or more officers of the Company, all or any portion of its authority, to the extent consistent with applicable law, including Section 16 of the Exchange Act and the applicable rules of any stock exchange. Any such allocation or delegation may be revoked by the Committee at any time.

3.4.    Limitation of Liability. Each member of the Committee shall be entitled to, in good faith, rely or act upon any report or other information furnished to him or her by any officer or other employee of the Company or any Subsidiary, the Company’s independent registered public accounting firm, or any executive compensation consultant, legal counsel, or other professional retained by the Company to assist in the administration of the Plan. No member of the Committee, nor any officer or employee of the Company acting on behalf of the Committee, shall be personally liable for any action, determination, or interpretation taken or made in good faith with respect to the Plan, and all members of the Committee and any officer or employee of the Company acting on behalf of the Committee shall, to the extent permitted by law, be fully indemnified and protected by the Company with respect to any such action, determination, or interpretation.

4.	Awards

4.1.    Eligibility. The Committee shall have the discretion to select Award recipients from among the following categories of eligible recipients: (a) individuals who are employees (including officers) of the Company or any Subsidiary and (b) Non-Employee Directors. Notwithstanding the foregoing, employees of Subsidiaries in which the Company owns, directly or indirectly, less than 50% of the equity interests are eligible to receive an Award only to the extent that such Award is based upon legitimate business criteria, to the extent required by Code Section 409A.

4.2.    Type of Awards. The Committee shall have the discretion to determine the type of Award to be granted to a Participant. The Committee is authorized to grant Awards as a bonus, or to grant Awards in lieu of obligations of the Company or any Subsidiary to pay cash or grant other awards under other plans or compensatory arrangements, to the extent permitted by such other plans or arrangements.

4.3.    Terms and Conditions of Awards.

(a)    Generally. The Committee shall determine the size of each Award to be granted (including, where applicable, the number of Shares to which an Award will relate, subject to Section 6), and all other terms and conditions of each such Award (including, but not limited to, any exercise price, grant price, or purchase price, any restrictions or conditions relating to transferability, forfeiture, exercisability, or settlement of an Award, any schedule or performance conditions for the lapse of such restrictions or conditions, and accelerations or modifications thereof, any expiration date, any restrictive covenant obligations (such as confidentiality, non-competition and non-solicitation covenants), and any clawback or recoupment provisions), based in each case on such considerations as the Committee shall determine. The Committee may determine whether, to what extent, and under what circumstances an Award may be settled, or the exercise price of an Award may be paid, in cash, Shares, other Awards, or other consideration, or an Award may be canceled, forfeited, or surrendered. The right of a Participant to exercise or receive a grant or settlement of any Award, and the timing thereof, may be subject to such performance conditions as may be specified by the Committee.

(b)    Notwithstanding the foregoing in Section 4.3(a), the following conditions shall apply to Awards under the Plan:

(i)    the price per Share at which Shares may be purchased upon the exercise of a stock option shall not be less than 100% of the Fair Market Value per Share on the date of grant of such stock option;

(ii)    with respect to stock appreciation rights, the price per Share from which stock appreciation is measured shall not be less than 100% of the Fair Market Value of such Share on the date of grant of the stock appreciation right;

(iii)    Dividend-Equivalent Rights shall not be granted with respect to stock options or stock appreciation rights;

(iv)    Dividends and Dividend-Equivalent Rights shall not be paid with respect to unvested Share-Based Awards, and any amounts accruing with respect to such Awards will only be paid to the extent such Awards become vested;

(v)    Awards granted under the Plan shall include vesting schedules under which no portion of an Award may vest in less than one year from the date of grant; provided however that, (A) for purposes of Awards granted to Non-Employee Directors, such Awards shall be deemed to satisfy this minimum vesting requirement if such Awards are granted on the date of the Company’s annual meeting of shareholders and vest on the date of the Company’s next annual meeting of shareholders following the date of grant, and (B) subject to any adjustments made in accordance with Section 7 below, up to 5% of Shares reserved for issuance under the Plan as of the Effective Date may be granted without regard to this minimum vesting requirement; and

(vi)    The Committee shall have the authority to accelerate vesting in connection with a Participant’s death, Disability, Retirement, or other termination of employment, in the event of a Change in Control or a corporate transaction or event described in Section 7, or in other circumstances as the Committee deems appropriate.

4.4.     Option Repricing. Except in connection with a corporate transaction involving the Company (including, without limitation, any stock dividend, distribution (whether in the form of cash, Shares, other securities or property), stock split, extraordinary cash dividend, recapitalization, change in control, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of Shares or other securities, or similar transactions), the Company may not, without obtaining shareholder approval, (a) amend the terms of outstanding stock options or stock appreciation rights to reduce the exercise price of such outstanding stock options or base price of such stock appreciation rights, (b) cancel outstanding stock options or stock appreciation rights in exchange for stock options or stock appreciation rights with an exercise price or base price, as applicable, that is less than the exercise price or base price of the original stock options or stock appreciation rights, or (c) cancel outstanding stock options or stock appreciation rights with an exercise price or base price, as applicable, above the current Share price in exchange for cash or other securities.

4.5.     Stand-Alone, Additional, Tandem, and Substitute Awards. Awards granted under the Plan may, in the discretion of the Committee, be granted either alone or in addition to, in tandem with, or in substitution or exchange for, any other Award or any award granted under another plan of the Company, any Subsidiary, or any business entity to be acquired by the Company or a Subsidiary, or any other right of a Participant to receive payment from the Company or any Subsidiary.

4.6.     Award Notice. The Committee shall cause each Participant to be notified of each Award hereunder and the terms thereof pursuant to such means as the Committee may determine. The Committee may, but shall not be obligated to, require that a Participant enter into an agreement evidencing any Award hereunder.

5.	Performance Awards

5.1.     Performance Awards. This Section 5 shall apply to Awards designated as “Performance Awards” by the Committee. The grant, exercise, and/or settlement of a Performance Award shall be based upon the achievement of performance goals as described in this Section 5.

5.2.     Performance Goals. The performance goals for such Performance Awards shall consist of one or more business criteria and a targeted level or levels of performance with respect to each such criteria, as specified by the Committee. The Committee may determine that such Performance Awards shall be granted, exercised, and/or settled upon achievement of any one performance goal or that two or more of the performance goals must be achieved as a condition to grant, exercise, and/or settlement of such Performance Awards. Performance goals may differ for Performance Awards granted to any one Participant or to different Participants.

5.3.     Business Criteria. In establishing performance goals for Performance Awards, the Committee may use business criteria for the Company, on a consolidated basis, and/or for specified Subsidiaries, affiliates, divisions, or other business units of the Company (where the criteria are applicable), which may include, but shall not be limited to, the following:

(i)	earnings per share, adjusted earnings per share, or growth in earnings per share;

(ii)	revenues or revenue growth, including revenue growth compared to expense growth;

(iii)	cash flow, free cash flow, operating cash flow, or operating cash flow margin;

(iv)	return on investment, return on assets, return on net assets, return on capital, return on stockholder’s equity, return on invested capital, or return on sales;

(v)	profitability;

(vi)	economic value added, as measured by the amount by which a business unit’s earnings exceed the cost of the equity and debt capital used by the business unit during the relevant performance period;

(vii)	operating margins, operating cash flow margins or profit margins;

(viii)

income or earnings before or after taxes; earnings before or after taxes, interest, depreciation and amortization; operating profit; adjusted operating profit; operating earnings; pretax operating earnings, before or after interest expense and before or after incentives; net income (before or after taxes); adjusted net income, or net sales;

(ix)	total stockholder return, stockholders’ equity, or stock price;

(x)	book value per share;

(xi)	costs, expense management, operating expenses, or operating expenses as a percentage of revenue;

(xii)	improvements in capital structure; working capital;

(xiii)	market share; and

(xiv)

any of the above goals as compared to the performance of a published or special index deemed applicable by the Committee including, but not limited to, the Standard & Poor’s 500 Stock Index or a group of comparator companies.

5.4.     Committee Determinations; Settlement of Performance Awards; Other Terms. The Committee shall establish the performance goals applicable to Performance Awards, determine the extent to which such performance goals are achieved, and determine the amount, if any, payable pursuant to each Performance Award. The Committee, in its sole discretion, may make adjustments to the performance goals applicable to Performance Awards, the amounts payable in respect of the applicable performance goals, and performance results (including adjustments of performance results to take into account transactions or other events occurring during the applicable performance period or changes in accounting principles or applicable law), to the extent consistent with the terms of the applicable Award. Settlement of Performance Awards shall be in cash, Shares, or other Awards, in the discretion of the Committee. The Committee shall specify the circumstances in which such Performance Awards shall be paid or forfeited in the event of termination of employment by the Participant prior to the end of a performance period or settlement of Performance Awards.

6.	Limitations on Awards

6.1.     Aggregate Number of Shares Available for Awards. Subject to Section 7, the aggregate number of Shares issued to Participants or their Beneficiaries pursuant to all Awards granted under the Plan shall not exceed 15,000,000. In addition, and subject to Section 7, the following Shares shall be added to the share reserve under the Plan: (a) Shares subject to outstanding awards under the 2010 Plan that are paid in cash, cancelled, forfeited, lapse or are otherwise terminated without an issuance of Shares being made thereunder after the Effective Date and (b) if after the Effective Date, the exercise price of an option to purchase Shares granted under the 2010 Plan or the tax withholding requirements with respect to any award granted under the 2010 Plan are satisfied by tendering Shares to the Company (by either actual delivery or by attestation) or withholding Shares otherwise to be delivered pursuant to such Award, such tendered or withheld Shares. If the exercise price of an option to purchase Shares granted under the Plan, or the tax withholding requirements with respect to any Award, is satisfied by tendering Shares to the Company (by either actual delivery or by attestation) or withholding Shares otherwise to be delivered pursuant to such Award, or if a stock appreciation right is exercised, only the number of Shares issued, net of the Shares tendered or withheld, if any, will be deemed issued for purposes of this Section 6.1. Any Shares underlying any Award under the Plan that is paid in cash, cancelled, forfeited, lapses or is otherwise terminated without an issuance of Shares being made thereunder will no longer be counted against the foregoing maximum share limitation and may again be made subject to Awards under the Plan. If Shares are repurchased on the open market with the proceeds of the exercise price of stock options, such Shares may not again be made available for issuance under the Plan. Shares issued under the Plan may be authorized but unissued Shares or treasury Shares, including Shares purchased by the Company on the open market for purposes of the Plan or otherwise.

6.2.	Per Participant Limitations.

(a)    Per Participant Limitation on Share-Based Awards. In any calendar year, no Participant may be granted any Share-Based Awards (including, for the avoidance of doubt, stock options and stock appreciation rights) for more than 1,000,000 Shares in the aggregate. If the number of Shares ultimately payable in respect of an Award is a function of future achievement of performance targets, then for purposes of these limitations, the number of Shares to which such Award relates shall equal the number of Shares that would be payable assuming maximum performance was achieved.

(b)    Per Participant Limitation on Cash-Based Awards. In any calendar year, no Participant may be granted (i) Cash-Based Awards that are intended to be Performance Awards, with respect to which performance will be measured over a period that cannot exceed one year, that can be settled for more than $6,000,000 in the aggregate; and (ii) Cash-Based Awards that are intended to be Performance Awards, with respect to which performance will be measured over a period that may exceed one year, that can be settled for more than $6,000,000 in the aggregate. If the amount payable in respect of a Cash-Based Award is a function of future achievement of performance targets, then for purposes of these limitations, the value of such Award shall equal the amount that would be payable assuming maximum performance was achieved.

(c)    Non-Employee Director Limitation. The maximum grant date value of Shares and cash subject to Awards granted to any Non-Employee Director during any one calendar year, taken together with any cash fees payable to such Non-Employee Director for services rendered during the calendar year, shall not exceed $600,000 in total value. For purposes of this limit, the value of such Awards shall be calculated based on the grant date fair value of such Awards for financial reporting purposes.

(d)    Dividends and Dividend-Equivalent Rights. Notwithstanding the foregoing provisions of this Section 6.2, the limitations set forth in this Section 6.2 shall not apply to any dividends or Dividend-Equivalent Rights that accrue or are paid with respect to Awards.

6.3.     Acquisitions. In connection with the acquisition of any business by the Company or any of its Subsidiaries, any outstanding equity grants with respect to stock of the acquired company may be assumed or replaced by Awards under the Plan upon such terms and conditions as the Committee determines in its sole discretion. Shares subject to any such outstanding grants that are assumed or replaced by Awards under the Plan in connection with an acquisition (“Substitute Awards”) shall not reduce the Shares reserved for issuance under the Plan pursuant to Section 6.1, consistent with applicable stock exchange requirements. Notwithstanding any provision of the Plan to the contrary, Substitute Awards shall have such terms as the Committee deems appropriate, including without limitation exercise prices or base prices on different terms than those described in Section 4.3(b). In the event that the Company assumes a shareholder-approved equity plan of an acquired company, available shares under such assumed plan (after appropriate adjustments to reflect the transaction) may be issued pursuant to Awards under this Plan and shall not reduce the shares reserved for issuance under the Plan pursuant to Section 6.1, subject to applicable stock exchange requirements.

7.	Adjustments

If there is any change in the number or kind of Shares outstanding (a) by reason of a stock dividend, spinoff, recapitalization, stock split, or combination or exchange of Shares, (b) by reason of a merger, reorganization or consolidation, (c) by reason of a reclassification or change in par value, or (d) by reason of any other extraordinary or unusual event affecting the Company’s outstanding capital stock without the Company’s receipt of consideration, or if the value of outstanding Shares is substantially reduced as a result of a spinoff or the Company’s payment of an extraordinary dividend or distribution, the maximum number of Shares available for issuance under the Plan, the maximum number of Shares for which any individual may receive Awards in any year, the kind and number of Shares covered by outstanding Awards, the kind and number of Shares issued and to be issued under the Plan, and the price per Share or the applicable market value of such Awards and the exercise price, grant price or purchase price relating to any Award shall be equitably adjusted by the Committee to reflect any increase or decrease in the number of, or change in the kind or value of, the issued shares of Company capital stock to preclude, to the extent practicable, the enlargement or dilution of rights and benefits under the Plan and such outstanding Awards; provided, however, that any fractional shares resulting from such adjustment shall be eliminated. In addition, the Committee is authorized to make adjustments in the terms and conditions of, and the criteria included in, Awards (including cancellation of Awards in exchange for the intrinsic (i.e., in-the-money)

value, if any, of the vested portion thereof, substitution of Awards using securities or other obligations of a successor or other entity, acceleration of the expiration date for Awards, or adjustment to performance goals in respect of Awards) in recognition of unusual or nonrecurring events (including, without limitation, a Change in Control, events described in the preceding sentence, and acquisitions and dispositions of businesses and assets) affecting the Company, any Subsidiary or any business unit, or the financial statements of the Company or any Subsidiary, or in response to changes in applicable laws, regulations, or accounting principles. In addition, in the event of a Change in Control of the Company, the provisions of Section 8 of the Plan shall apply. Any adjustments determined by the Committee shall be final, binding and conclusive.

8.	Change in Control

8.1.     Assumption of Outstanding Awards. Upon a Change in Control where the Company is not the surviving corporation (or survives only as a subsidiary of another corporation), unless provided otherwise pursuant to the terms of an Award, (a) all outstanding Awards that are not exercised or paid at the time of the Change in Control shall be assumed by, or replaced with Awards that have comparable terms by, the surviving corporation (or a parent or subsidiary of the surviving corporation) and (b) any outstanding performance-based awards will be deemed earned at the greater of the target level and the actual performance level at the date of the Change in Control with respect to all open performance periods, and will continue to be subject to time-based vesting following the Change in Control in accordance with the original performance period.    After a Change in Control, references to the “Company” as they relate to employment matters shall include the successor employer.

8.2.     Vesting Upon Certain Terminations of Employment Upon or Following a Change in Control. Unless the Committee determines otherwise or otherwise provided pursuant to the terms of an Award, if an Award is assumed by, or replaced with Awards that have comparable terms by, the surviving corporation (or a parent or subsidiary of the surviving corporation) and a Participant’s employment or service is terminated by the Company without Cause (other than on account of Disability) or the Participant terminates employment for Good Reason, in either case upon or within 12 months following a Change in Control, the Participant’s outstanding Awards shall become fully vested as of the date of such termination.

8.3.     Other Alternatives. Notwithstanding the foregoing, in the event of a Change in Control, the Committee, in its discretion, may take any of the following actions with respect to any or all outstanding Awards, without the consent of any Participant: (a) the Committee may determine that Participants shall receive a payment in settlement of outstanding Awards (other than stock options and stock appreciation rights) in such amount and form as may be determined by the Committee; (b) the Committee may require that Participants surrender their outstanding stock options and stock appreciation rights in exchange for a payment by the Company, in cash or Shares as determined by the Committee, in an amount equal to the amount, if any, by which the then Fair Market Value of the Shares subject to the Participant’s unexercised stock options and stock appreciation rights exceeds the stock option exercise price or stock appreciation right base price; (c) after giving Participants an opportunity to exercise all of their outstanding stock options and stock appreciation rights, the Committee may terminate any or all unexercised stock options and stock appreciation rights at such time as the Committee deems appropriate; and (d) the Committee may modify the terms of Awards to add events, conditions or circumstances upon which the vesting of such Awards or lapse of restrictions thereon will accelerate. Any such surrender, termination or payment shall take place as of the date of the Change in Control or such other date as the Committee may specify. Without limiting the foregoing, if the per share Fair Market Value of a Share does not exceed the per Share stock option exercise price or stock appreciation right base price, as applicable, the Company shall not be required to make any payment to the Participant upon surrender of the stock option or stock appreciation right. Similar actions to those specified in this Section 8.3 may be taken in the event of a merger or other corporate reorganization that does not constitute a Change in Control.

9.	General Provisions

9.1.     Compliance with Laws and Obligations. The Company shall not be obligated to issue or deliver Shares in connection with any Award or take any other action under the Plan in a transaction subject to the registration requirements of any applicable securities law, any requirement under any listing agreement between the Company and any securities exchange or automated quotation system, or any other law, regulation, or contractual obligation of the Company, until the Company is satisfied that such laws, regulations, and other obligations of the Company have been complied with in full. Shares issued under the Plan will be subject to such stop-transfer orders and other restrictions as may be applicable under such laws, regulations, and other obligations of the Company, including any requirement that a legend or legends be placed thereon.

9.2.     Limitations on Transferability. Awards and other rights under the Plan will not be transferable by a Participant except to a Beneficiary in the event of the Participant’s death (to the extent any such Award, by its terms, survives the Participant’s death), and, if exercisable, shall be exercisable during the lifetime of a Participant only by such Participant or his guardian or legal representative; provided, however, that, if and only to the extent permitted by the Committee, Awards and other rights hereunder may be transferred during the lifetime of the Participant to one or more of the following transferees (each transferee a “Permitted Assignee”) on such terms as then may be permitted by the Committee: (a) to the Participant’s spouse, children or grandchildren (including any adopted and step children or grandchildren), parents, grandparents or siblings; (b) to a trust for the benefit of one or more of the Participant or the persons referred to in clause (a); (c) to a partnership, limited liability company or corporation in which the Participant or the persons referred to in clause (a) are the only partners, members or stockholders; or (d) for charitable donations to a charitable organization; provided that, such Permitted Assignee shall be bound by and subject to all the terms and conditions of the Plan and the Award and shall execute an agreement satisfactory to the Company evidencing such obligations. Awards and other rights under the Plan may not be pledged, mortgaged, hypothecated, or otherwise encumbered, and shall not be subject to the claims of creditors. A Beneficiary, transferee, or other person claiming any rights under the Plan from or through any Participant shall be subject to all terms and conditions of the Plan and any Award applicable to such Participant, except as otherwise determined by the Committee, and to any additional terms and conditions deemed necessary or appropriate by the Committee.

9.3.     No Right to Continued Employment; Leaves of Absence. Neither the Plan, the grant of any Award, nor any other action taken hereunder shall be construed as giving any employee, director, or other person the right to be retained in the employ or service of the

Company or any of its Subsidiaries (for the vesting period or any other period of time), nor shall it interfere in any way with the right of the Company or any of its Subsidiaries to terminate any person’s employment or service at any time. Unless otherwise specified with respect to an applicable Award and to the extent consistent with Code Section 409A, (a) an approved leave of absence shall not be considered a termination of employment or service for purposes of an Award under the Plan, and (b) any Participant who is employed by or performs services for a Subsidiary shall be considered to have terminated employment or service for purposes of an Award under the Plan if such Subsidiary is sold or no longer qualifies as a Subsidiary of the Company, unless such Participant remains employed by the Company or another Subsidiary.

9.4.     Clawback and Other Company Policies. All Awards granted under the Plan shall be subject to any applicable clawback or recoupment policies, share trading policies, share holding and other policies that may be implemented by the Board from time to time.

9.5.     Taxes. The Company and any Subsidiary is authorized to withhold from any delivery of Shares in connection with an Award, any other payment relating to an Award, or any payroll or other payment to a Participant, amounts of withholding and other taxes due or potentially payable in connection with any transaction involving an Award, and to take such other action as the Committee may deem advisable to enable the Company, its Subsidiaries and Participants to satisfy obligations for the payment of withholding taxes and other tax obligations relating to any Award. This authority shall include authority to withhold or receive Shares or other consideration and to make cash payments in respect thereof in satisfaction of withholding tax obligations.

9.6.     Code Section 409A. Notwithstanding the other provisions hereof, the Plan and the Awards are intended to comply with the requirements of Code Section 409A. Accordingly, all provisions herein and with respect to any Awards shall be construed and interpreted to be consistent with the requirements of Code Section 409A to the maximum extent possible, and any payments constituting nonqualified deferred compensation subject to Code Section 409A shall only be made in a manner and upon an event permitted by Code Section 409A; provided, however, that in no event shall the Company be obligated to reimburse a Participant or Beneficiary for any additional tax (or related penalties and interest) incurred by reason of application of Code Section 409A, and the Company makes no representations that Awards are exempt from or comply with Code Section 409A and makes no undertakings to ensure or preclude that Code Section 409A will apply to any Awards. If an Award is subject to Code Section 409A, (a) distributions shall only be made in a manner and upon an event permitted under Code Section 409A, (b) payments to be made upon a termination of employment shall only be made upon a “separation from service” under Code Section 409A, (c) unless the terms of an Award specify otherwise, each installment payment shall be treated as a separate payment for purposes of Code Section 409A, and (d) in no event shall a Participant, directly or indirectly, designate the calendar year in which a distribution is made except in accordance with Code Section 409A. Notwithstanding anything herein to the contrary, in the event that any Awards constitute nonqualified deferred compensation under Code Section 409A, if (i) the Participant is a “specified employee” of the Company as of the specified employee identification date for purposes of Code Section 409A (as determined in accordance with the policies and procedures adopted by the Company) and (ii) the delivery of any cash or Shares payable pursuant to an

Award is required to be delayed for a period of six months after separation from service pursuant to Code Section 409A, such cash or Shares shall be paid during the seventh calendar month that begins following the Participant’s separation from service. If the Participant dies during the six-month delay period, the amounts withheld on account of Code Section 409A shall be paid to the Participant’s Beneficiary within 30 days of the Participant’s death. The Committee shall have the discretion to provide for the payment of an amount equivalent to interest, at such rate or rates fixed by the Committee, on any delayed payment.

9.7.     Changes to the Plan and Awards. The Board may amend, suspend, discontinue, or terminate the Plan, any provision thereof, or the Committee’s authority to grant Awards under the Plan without the consent of stockholders or Participants, except that any amendment shall be subject to the approval of the Company’s stockholders, in accordance with the Company’s Certificate of Incorporation, at or before the next annual meeting of stockholders for which the record date is after the date of such Board action if such stockholder approval is required by the Company’s Certificate of Incorporation or any applicable law, regulation or stock exchange rule. The Board may otherwise, in its discretion, determine to submit other such amendments to stockholders for approval. Without the consent of an affected Participant, no amendment, suspension, discontinuation, or termination of the Plan may materially impair the rights of such Participant under any Award theretofore granted. The Committee may amend, suspend, discontinue, or terminate any Award theretofore granted; provided, however, that, without the consent of an affected Participant, no such action may materially impair the rights of such Participant under such Award. Unless the Plan is terminated earlier by the Board, the Plan shall terminate on the day immediately preceding the tenth anniversary of its Effective Date. The termination of the Plan shall not impair the power and authority of the Committee with respect to an outstanding Award. For the avoidance of doubt, any action taken by the Committee pursuant to Section 7 or Section 8 shall not be treated as an action described in this Section 9.7. Notwithstanding anything in the Plan to the contrary, the Board may amend the Plan and Awards in such manner as it deems appropriate in the event of a change in applicable law or regulations. The Board or the Committee shall also have the authority to establish separate sub-plans under the Plan with respect to Participants resident in a particular jurisdiction (the terms of which shall not be inconsistent with those of the Plan) if necessary or desirable to comply with the applicable laws of such jurisdiction.

9.8.    No Right to Awards; No Stockholder Rights. No Participant or other person shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of Participants, employees and directors. No Award shall confer on any Participant any of the rights of a stockholder of the Company unless and until Shares are duly issued or transferred and delivered to the Participant in accordance with the terms of the Award.

9.9.     Unfunded Status of Awards; Creation of Trusts. The Plan is intended to constitute an “unfunded” plan for incentive compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award shall give any such Participant any rights that are greater than those of a general creditor of the Company; provided, however, that the Committee may authorize the creation of trusts or make other arrangements to meet the Company’s obligations under the Plan to deliver cash, Shares, other Awards, or other consideration pursuant to any Award, which trusts or other arrangements shall be consistent with the “unfunded” status of the Plan unless the Committee otherwise determines.

9.10.     Nonexclusivity of the Plan. Neither the adoption of the Plan by the Board nor the submission of the Plan or of any amendment to stockholders for approval shall be construed as creating any limitations on the power of the Board to adopt such other compensatory arrangements as it may deem desirable, including the granting of awards otherwise than under the Plan, and such arrangements may be either applicable generally or only in specific cases.

9.11.     No Fractional Shares. No fractional Shares shall be issued or delivered pursuant to the Plan or any Award. The Committee shall determine whether cash or other property shall be issued or paid in lieu of fractional Shares or whether such fractional Shares or any rights thereto shall be forfeited or otherwise eliminated.

9.12.     Successors and Assigns. The Plan and Awards may be assigned by the Company to any successor to the Company’s business. The Plan and any Awards shall be binding on all successors and assigns of the Company and a Participant, including any permitted transferee of a Participant, the Beneficiary or estate of such Participant and the executor, administrator or trustee of such estate, or any receiver or trustee in bankruptcy or representative of the Participant’s creditors.

9.13.    Governing Law. The Plan and all Awards shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.

9.14.     Severability of Provisions. If any provision of the Plan shall be held invalid or unenforceable, such invalidity or unenforceability shall not affect any other provisions hereof, and the Plan shall be construed and enforced as if such provisions had not been included.